Edgemont Capital Partners, LP
Notes to Financial Statements
June 30, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Edgemont Capital Partners, LP (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on December 20, 2001 under the laws of the State of Delaware and its office is located in New York, New York.

The Company is an investment banker, providing strategic advisory and capital raising services to emerging through mid-sized healthcare companies. It also engages in the private placement of securities and corporate finance consulting to institutional investors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Fee and commission revenue due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are fully depreciated as of June 30, 2016.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and New York State taxes.

Note 2: ACCOUNTS RECEIVABLE

Accounts receivable represent fee and commission revenue due but not collected as of the financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended. Accounts receivable balance as of June 30, 2016, was $32,377.

Note 3: INCOME TAXES

As stated in Note 1, the Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company is subject to the New York City Unincorporated Business Tax on a calendar year basis.

Note 3: INCOME TAXES
(CONTINUED)

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2016, no examinations have been initiated by any of the taxing authorities.

Note 4: RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2007, Edgemont Advisors L.P. ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which Advisors' operating expenses (i.e. office rent, office expense, insurance, payroll and related taxes, employee benefits, retirement plan contribution, professional fees, travel and entertainment, etc.) are allocated to each entity based on their respective revenue for the year. Expenses specific to Advisors, such as retirement plan contributions, NYC unincorporated business tax, taxes and licenses, and depreciation, are not allocated between the entities. Each entity is charged individually for these expenses.

The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly payment. The size of the monthly payment will be adjusted periodically to reflect the changes in the Company's relative revenue. At the end of each fiscal quarter, the Company and Advisors shall determine whether the aggregate monthly payments made during that quarter appropriately reimbursed Advisors for operating expenses provided to the Company, and shall make such end-of-quarter adjustments as reasonably appropriate.

For the year ended June 30, 2016, the revenue of the Company represented 100% of the total revenue of both entities; therefore the Company was charged with 100% of the operating expenses of both entities.

The Company leases office space occupied by both entities. Advisors pays the monthly rent which is allocated between the entities pursuant to the expense sharing agreement discussed above.

Note 5: RETIREMENT AND PROFIT-SHARING PLAN CONTRIBUTIONS

The Company maintains a retirement plan covering its limited partners and has a discretionary profit-sharing plan covering its limited partners in which they contributed to during the year.

Note 6: CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2016, cash balances held in financial institutions were in excess of the FDIC limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash deposits with financial institutions which are financially stable.

Note 7: COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2016 or during the year then ended.

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2016 or during the year then ended.

Note 9: REGULATORY ACTION

During the year ended June 30, 2016, FINRA performed a routine exam and cited the Company for employing an unlicensed representative. The amount to be imposed, as a result of this citation, is still being determined as of the date of these financial statements.

Note 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that the pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2016, the Company had net capital of $297,386 which was $292,386 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($57,143) to net capital was 0.19 to 1, which is less than the 15 to 1 maximum allowed.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,149 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule	$	298,535
Adjustments		
Members' equity		(1,149)
Net capital per audited statements	$	297,386